UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)1

iShares MSCI USA Size Factor ETF
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(Name of issuer)

Common Stock (exchange-traded fund)
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(Title of class of securities)

46432F370
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(CUSIP number)

August 31, 2015
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(Date of event that requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x] Rule 13d-1(b)
 Rule 13d-1(c)
 Rule 13d-1(d)

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1The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. 46432F370	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS United Services Automobile Association I.R.S. Identification Nos. of above persons (entities only). 74-0959140
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ](b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION state of Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 211,900 (See Item 4)
	6	SHARED VOTING POWER 999,300 (See Item 4)
	7	SOLE DISPOSITIVE POWER 211,900 (See Item 4)
	8	SHARED DISPOSITIVE POWER 999,300 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,211,200
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES 
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 33.2%
12	TYPE OF REPORTING PERSON IC

SCHEDULE 13G
CUSIP No. 46432F370	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS USAA Casualty Insurance Company I.R.S. Identification Nos. of above persons (entities only).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ](b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION state of Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER None
	6	SHARED VOTING POWER 739,200 (See Item 4)
	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER 739,200 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,211,200
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES 
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 33.2%
12	TYPE OF REPORTING PERSON IC

CUSIP No. 46432F370	Page 4 of 7 Pages

SCHEDULE 13G

ITEM 1.

(a) Name of Issuer:

iShares MSCI USA Size Factor ETF

(b) Address of Issuer's Principal Executive Offices:

BlackRock
400 Howard Street
San Francisco, CA 94105

ITEM 2.

(a) Names of Person Filing:

United Services Automobile Association
USAA Casualty Insurance Company (CIC), a wholly owned subsidiary of USAA

(b) Address of Principal Business Office, of if None, Residence:

9800 Fredericksburg Road
San Antonio, Texas 78288

(c) Citizenship:

Texas
Texas

(d) Title of Class of Securities:

Common Stock (exchange-traded fund)

(e) CUSIP Number:

46432F370

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a) [_] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b) [_] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c) [X] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940
(15 U.S.C. 80a-8).
(e) [ ] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);
(f) [_] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
(g) [_] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);
(h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) [_] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

CUSIP No. 46432F370	Page 5 of 7 Pages

SCHEDULE 13G

ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Reporting Person	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (1)
USAA	211,900	211,900	999,300 (2)	211,900	999,300 (2)	1,211,200	33.2%
CIC	739,200	0	739,200	0	739,200	1,211,200	33.2%

(1)	Based on 3,650,000 shares of Common Stock outstanding as of August 31, 2015.
(2)
Consists of 103,800 shares of common stock owned by USAA Catastrophe Reinsurance Company, a wholly owned subsidiary of USAA; 102,900 shares of common stock owned directly by USAA General Indemnity Company, a wholly owned subsidiary of USAA; and 53,400 shares of common stock owned directly by USAA Garrison Property and Casualty Insurance Company, a wholly owned subsidiary of USAA.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not Applicable

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

Not Applicable

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not Applicable

CUSIP No. 46432F370	Page 6 of 7 Pages

SCHEDULE 13G

Item 10. CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: September 10, 2015

UNITED SERVICES AUTOMOBILE ASSOCIATION

By:	/s/ Douglas I. Ward
Name: Douglas I. Ward
Title: Vice President and Chief Investment Officer

USAA CASUALTY INSURANCE COMPANY

By:	/s/ Kirsten M. Register
Name: Kirsten M. Register
Title: Vice President and Controller

CUSIP No. 46432F370	Page 7 of 7 Pages

JOINT FILING AGREEMENT

In accordance with Rule 13(d)-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13G and to all amendments to such statement.

Dated: September 10, 2015

UNITED SERVICES AUTOMOBILE ASSOCIATION

By: /s/ Douglas I. Ward
Name: Douglas I. Ward
Title: Vice President and Chief Investment Officer

USAA CASUALTY INSURANCE COMPANY

By: /s/ Kirsten M. Register
Name: Kirsten M. Register
Title: Vice President and Controller